Exhibit 99.1

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(the “Company”)

(Company Number 722009)

Directors Haggai Alon Amir Bader Zeren Browne Pebble Sia Huei-Chieh Richard Gordon Hayes Tan Cheong Hwai Daniel Peterlin	Registered Office SMX (Security Matters) PLC, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6

4 November 2026

Dear Shareholder

Introduction

I am writing to you to outline the background to the proposals to be put forward at the forthcoming Annual General Meeting (“AGM”) of the Company, all of which the board of directors (the “Board” or the “Directors”) consider to be in the best interests of the Company and the shareholders as a whole and are recommending for your approval.

Your attention is drawn to the Notice of the AGM of the Company appended to this letter at Schedule 1 (the “Notice”). The AGM will be held at the offices of our Irish counsel, Arthur Cox LLP at Ten Earlsfort Terrace, Dublin 2, Ireland, D02 T380 on 27 November 2026 at 2pm (Dublin time). The business to be transacted at the AGM is set out in Proposals 1 to 18 in the Notice. These proposals are described further below.

Board Changes

In accordance with the provisions of Clause 165 of the Company’s constitution (the “Constitution”), the term of service for each of the Directors in Class I (the “Class I Directors”) terminates at the conclusion of the upcoming AGM. Our Class I Directors are Amir Bader and Richard Gordon Hayes.

Amir Bader and Richard Gordon Hayes will be seeking re-election at the upcoming AGM, as further detailed in Proposals 1 and 2 below.

Proposal 1– To re-elect Amir Bader for a three-year term

In accordance with the provisions of Clause 165 of the Constitution, Amir Bader is required to retire by rotation at the AGM and, being eligible, he is offering himself for re-election.

Proposal 2 – To re-elect Richard Gordon Hayes for a three-year term

In accordance with the provisions of Clause 165 of the Constitution, Richard Gordon Hayes is required to retire by rotation at the AGM and, being eligible, he is offering himself for re-election.

Proposal 3 – To receive and consider the Company’s Financial Statements for the years ended 31 December 2023, 31 December 2024 and 31 December 2025 and the reports of the Directors and Auditors on those Financial Statements

In accordance with the provisions of Clause 237 of the Constitution, the Company is obliged to lay before an AGM of the Company such statutory financial statements of the Company and reports as are required by the Act to be prepared and laid before such an AGM for the years ended 31 December 2023, 31 December 2024 and 31 December 2025.

The financial statements referred to above are available on the Company’s website, and may be viewed at http://www.smx.tech.

Proposal 4 – To acknowledge the re-appointment of the statutory auditor

This item is on the agenda to allow the shareholders to acknowledge the re-appointment of the statutory auditor, Baker Tilly Ireland Audit Limited. This item is being put forward as a non-binding advisory proposal because, under the Irish Companies Act 2014, the re-appointment of the auditor is automatic unless they resign or a proposal is put forward to remove them.

Proposal 5 – To authorise the Directors to fix the remuneration of the statutory auditor

This is a proposal authorising the Board to fix the remuneration of the statutory auditor in line with agreed terms of engagement as approved by the Audit Committee.

Proposals 6 to 17 (inclusive) – Approvals to amend the authorised share capital and Articles of Association of the Company

Proposals 6 to 17 (inclusive) are seeking approval from the shareholders of various changes to the Company’s Memorandum of Association and Articles of Association to reflect numerous reverse stock splits that the Company has effected since August 2023 and is effecting with effect from in or about 9 November 2026.

The constitutions of the Company referred to in Proposals 6 to 17 (inclusive) are available on the Company’s website at http://www.smx.tech.

Proposal 18 – Approval of authority for the board to reduce capital and create distributable reserves

Under Irish Company law, any dividends, share redemptions or repurchases made by the Company must be funded from distributable reserves or, for share repurchases, or redemptions, from the proceeds of a fresh issue of shares for that purpose. In the ordinary course, distributable reserves are generated by realised profits from the Company’s operations. Section 84 of the Companies Act also enables a company, subject to shareholder approval and the confirmation of the Irish High Court, to create distributable reserves through a reduction of company capital.

The Company intends, subject to shareholder approval and the confirmation of the High Court of Ireland, to carry out a capital reduction (the “Capital Reduction”) by cancelling the amount credited to the Company’s share premium account, or such other lesser amount as the directors of the Company (or any duly authorised committee thereof) or the High Court of Ireland may determine, and for the reserve arising from the Capital Reduction to be treated as profits available for distribution. This is intended to: (i) maximise the Company’s flexibility to make future dividend payments and carry out share redemptions and repurchases in the future; and (ii) ensure that it is not constrained from making dividend payments or carrying out share redemptions and repurchases due to a lack of distributable reserves in circumstances where it is otherwise in a position to pay dividends and/or redeem or repurchase shares.

The resolution in respect of the Capital Reduction proposes that, subject to the confirmation of the Irish High Court, the Capital Reduction be approved and that the reserve resulting from such Capital Reduction be treated as a profit available for distribution.

The resolution in respect of this proposal is a special resolution requiring the affirmative vote of at least 75% of the votes cast. Even if the resolution is approved by shareholders, the proposed Capital Reduction would be subject to the confirmation of the Irish High Court. Although the Directors are not aware of any reason why the Irish High Court would not approve the creation of distributable reserves in this manner, the issuance of the required Irish High Court order is a matter entirely at the discretion of the Irish High Court and there is no guarantee that such approval will be forthcoming.

Further Action

You may submit your proxy over the internet by logging on to www.cstproxyvote.com. To log on, you will need your control number which is printed on your proxy card. Online proxy votes must be received no later than 11 am (Dublin Time) on Friday, 27 November 2026.

We recommend that you review the further information on the process for, and deadlines applicable to, voting, attending the meeting and appointing a proxy under “Questions and Answers about the Annual General Meeting” at Schedule 2.

Recommendation

Your Board believes that the proposals to be put forward at the AGM are in the best interests of the Company and its shareholders. Accordingly, your Directors unanimously recommend that you vote in favour of the proposals as they intend to do in respect of all the ordinary shares which can be voted by them.

Yours sincerely

Haggai Alon

Chairman and Chief Executive Officer

Schedule 1

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (“AGM”) of SMX (Security Matters) Public Limited Company (the “Company”) will be held at Ten Earlsfort Terrace, Dublin 2, D02 T380 on 27 November 2026 at 2p.m. Dublin time for the following purposes:

ORDINARY BUSINESS

As ordinary business to consider and, if thought fit, pass the following resolutions:

1.	To consider the re-election of Amir Bader as director for a three-year term.

2.	To consider the re-election of Richard Gordon Hayes as director for a three-year term.

3.	To consider the Company’s statutory financial statements for the years ended 31 December 2023, 31 December 2024 and 31 December 2025;

4.	To acknowledge the re-appointment of Baker Tilly Ireland Audit Limited as statutory auditor of the Company;

5.	To authorise the Directors to fix the remuneration of the statutory auditors for the year ending 31 December 2026;

SPECIAL BUSINESS

As special business to consider and, if thought fit, pass the following resolutions:

6.	AS SPECIAL RESOLUTIONS:

“THAT, further to the consolidation of the Company’s share capital on 21 August 2023, Clause 5 of the Company’s Memorandum of Association be and was thereby amended to read as follows: “The authorised share capital of the Company is US$100,000,000 divided into 800,000,000,000 Ordinary Shares of US$0.0022 each, and 200,000,000,000 Preferred Shares with a nominal value of US$0.0001 each and €25,000 divided into 25,000 Deferred Ordinary Shares with a nominal value of €1.00 each.”

“THAT, further to the consolidation of the Company’s share capital on 21 August 2023, the Articles of Association (in the form available on the Company’s website and marked “A” for the purposes of identification) be and is hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association.”

7.	AS SPECIAL RESOLUTIONS:

“THAT, further to the consolidation of the Company’s share capital on 15 July 2024, Clause 5 of the Company’s Memorandum of Association be and was thereby amended to read as follows: “The authorised share capital of the Company is US$100,000,000 divided into 484,848,484 Ordinary Shares with a nominal value of US$0.165 each and 200,000,000,000 Preferred Shares with a nominal value of US$0.0001 each and €25,000 divided into 25,000 Deferred Ordinary Shares with a nominal value of €1.00 each.”

“THAT, further to the consolidation of the Company’s share capital on 15 July 2024, the Articles of Association (in the form available on the Company’s website and marked “B” for the purposes of identification) be and is hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association.”

8.	AS SPECIAL RESOLUTIONS:

“THAT, further to the consolidation of the Company’s share capital on 15 January 2025, Clause 5 of the Company’s Memorandum of Association be amended to read as follows: “The authorised share capital of the Company is US$100,000,000 divided into 17,012,227 Ordinary Shares of US$4.70250014886352 each, and 200,000,000,000 Preferred Shares with a nominal value of US$0.0001 each and €25,000 divided into 25,000 Deferred Ordinary Shares with a nominal value of €1.00 each.”

“THAT, further to the consolidation of the Company’s share capital on 15 January 2025, the Articles of Association (in the form available on the Company’s website and marked “C” for the purposes of identification) be and is hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association.”

9.	AS SPECIAL RESOLUTIONS:

“THAT, further to the consolidation of the Company’s share capital on 2 May 2025, Clause 5 of the Company’s Memorandum of Association be amended to read as follows: “The authorised share capital of the Company is US$100,000,000,000 divided into 9,990,000,000,000,000,017,012,227 Ordinary Shares of US$0.00000000000001 each, 200,000,000,000 Preferred Shares of US$0.0001 each, 7,999,999,999,999,982,413,677 New Deferred Ordinary Shares of US$0.00000000000001 each, and €25,000 divided into 25,000 Deferred Ordinary Shares of €1.00 each.”

“THAT, further to the consolidation of the Company’s share capital on 2 May 2025, the Articles of Association (in the form available on the Company’s website and marked “D” for the purposes of identification) be and is hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association.”

10.	AS SPECIAL RESOLUTIONS:

“THAT, further to the consolidation of the Company’s share capital on 16 June 2025, Clause 5 of the Company’s Memorandum of Association be amended to read as follows: “The authorised share capital of the Company is US$100,000,000,000 divided into 2,436,585,365,853,658,540,734,689 Ordinary Shares of US$0.00000000000041 each, 200,000,000,000 Preferred Shares of US$0.0001 each, 7,999,999,999,999,982,413,677 New Deferred Ordinary Shares of US$0.00000000000001, and €25,000 divided into 25,000 Deferred Ordinary Shares of €1.00 each.”

“THAT, further to the consolidation of the Company’s share capital on 16 June 2025, the Articles of Association (in the form available on the Company’s website and marked “E” for the purposes of identification) be and is hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association.”

11.	AS SPECIAL RESOLUTIONS:

“THAT, further to the consolidation of the Company’s share capital on 7 August 2025, Clause 5 of the Company’s Memorandum of Association be amended to read as follows: “The authorised share capital of the Company is US$100,000,000,000 divided into 348,083,623,693,3789,791,533,527 Ordinary Shares of US$0.000000000000287 each, and 200,000,000,000 Preferred Shares of US$0.0001 each, and 7,999,999,999,999,982,413,677 New Deferred Ordinary Shares of US$0.00000000000001 and €25,000 divided into 25,000 Deferred Ordinary Shares of €1.00 each.”

“THAT, further to the consolidation of the Company’s share capital on 7 August 2025, the Articles of Association (in the form available on the Company’s website and marked “F” for the purposes of identification) be and is hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association.”

12.	AS SPECIAL RESOLUTIONS:

“THAT, further to the consolidation of the Company’s share capital on 23 October 2025, Clause 5 of the Company’s Memorandum of Association be amended to read as follows: “The authorised share capital of the Company is US$100,000,000,000 divided into 31,935,507,945,570,360,650,000 Ordinary Shares of US$0.00000000000312817946 each, and 200,000,000,000 Preferred Shares of US$0.0001 each, and 7,999,999,999,999,982,413,677 New Deferred Ordinary Shares of US$0.00000000000001 and €25,000 divided into 25,000 Deferred Ordinary Shares of €1.00 each.”

“THAT, further to the consolidation of the Company’s share capital on 23 October 2025, the Articles of Association (in the form available on the Company’s website and marked “G” for the purposes of identification) be and is hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association.”

13.	AS SPECIAL RESOLUTIONS:

“THAT, further to the consolidation of the Company’s share capital on 18 November 2025, Clause 5 of the Company’s Memorandum of Association be amended to read as follows: “The authorised share capital of the Company is US$100,000,000,000 divided into  3,991,938,493,196,295,081,250 Ordinary Shares of US$0.00000000002502543568 each, and 200,000,000,000 Preferred Shares of US$0.0001 each, and 7,999,999,999,999,982,413,677 New Deferred Ordinary Shares of US$0.00000000000001 and €25,000 divided into 25,000 Deferred Ordinary Shares of €1.00 each.”

“THAT, further to the consolidation of the Company’s share capital on 18 November 2025, the Articles of Association (in the form available on the Company’s website and marked “H” for the purposes of identification) be and is hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association.”

14.	AS SPECIAL RESOLUTIONS:

“THAT, the authorised but unissued share capital of the Company be and was thereby reduced by US$79,999,999.999999829877751 from US$100,000,000,000 to US$99,992,000,000. 000000170122249 further to the cancellation of the 7,999,999,999,999,982,413,677 New Deferred Ordinary Shares with a nominal value of US$0.00000000000001 on 17 February 2026.”

“THAT, further to the consolidation of the Company’s share capital on 17 February 2026 and the cancellation of the New Deferred Ordinary Shares, Clause 5 of the Company’s Memorandum of Association be amended to read as follows: “The authorised share capital of the Company is US$99,920,000,000.000000170122249 divided into 817,549,003,406,601,232,640 Ordinary Shares of US$0.00000000012219451015625 each, and 200,000,000,000 Preferred Shares of US$0.0001 each, and €25,000 divided into 25,000 Deferred Ordinary Shares of €1.00 each.”

“THAT, further to the consolidation of the Company’s share capital on 17 February 2026, the Articles of Association (in the form available on the Company’s website and marked “I” for the purposes of identification) be and is hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association.”

15.	AS SPECIAL RESOLUTIONS:

“THAT, further to the consolidation of the Company’s share capital on 11 May 2026, Clause 5 of the Company’s Memorandum of Association be amended to read as follows: “The authorised share capital of the Company is US$99,920,000,000.000000170122249 divided into 40,877,450,170,330,061,632 Ordinary Shares of US$0.000000002443890203125 each, and 200,000,000,000 Preferred Shares of US$0.0001 each, and €25,000 divided into 25,000 Deferred Ordinary Shares of €1.00 each.”

“THAT, further to the consolidation of the Company’s share capital on 11 May 2026, the Articles of Association (in the form available on the Company’s website and marked “J” for the purposes of identification) be and is hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association.”

16.	AS SPECIAL RESOLUTIONS:

“THAT, further to the consolidation of the Company’s share capital on 1 June 2026, Clause 5 of the Company’s Memorandum of Association be amended to read as follows: “The authorised share capital of the Company is US$99,920,000,000.000000170122249 divided into 17,883,884,449,519,401,964 Ordinary Shares of US$0.00000000558603475 each, and 200,000,000,000 Preferred Shares of US$0.0001 each, and €25,000 divided into 25,000 Deferred Ordinary Shares of €1.00 each.”

“THAT, further to the consolidation of the Company’s share capital on 1 June 2026, the Articles of Association (in the form available on the Company’s website and marked “K” for the purposes of identification) be and is hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association.”

17.	AS SPECIAL RESOLUTIONS:

“THAT, further to the consolidation of the Company’s share capital as approved by the Board on 10 September 2026 pursuant to Clause 52 of the Company’s Constitution, which consolidation is to take effect in or about 9 November 2026, with effect from the date of such consolidation, Clause 5 of the Company’s Memorandum of Association be amended to read as follows: “The authorised share capital of the Company is US$99,920,000,000.000000170122249 divided into 6,387,101,589,114,072,130 Ordinary Shares with a nominal value of US$0.0000000156408973 each and 200,000,000,000 Preferred Shares with a nominal value of US$0.0001 each and €25,000 divided into 25,000 Deferred Ordinary Shares with a nominal value of €1.00 each.”, the effective date of such amendment shall be determined by the market effectiveness date of the share consolidation.”

“THAT, further to the above consolidation of the Company’s share capital, the Articles of Association (in the form available on the Company’s website and marked “L” for the purposes of identification) be and is hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association.”

18.	AS SPECIAL RESOLUTIONS:

“THAT, subject to the confirmation of the High Court of Ireland in accordance with the provisions of section 85 of the Companies Act, the company capital of the Company be reduced by the cancellation of the amount credited to the Company’s share premium account, or such other lesser amount as the Directors of the Company (or any duly authorised committee thereof) or the High Court of Ireland may determine (the “Authorised Amount”) and that the reserve resulting from the cancellation of such share premium be treated as profits available for distribution as defined by section 117 of the Act (and/or any corresponding provision of any amended or replacement legislation).

THAT each of the Directors of the Company be and are hereby authorised to take all such actions as they see fit on behalf of the Company to seek the confirmation of the High Court of Ireland to a reduction of the company capital of the Company by the Authorised Amount.

Schedule 2

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING

Why did I receive this notice?

We are providing this notice in connection with the solicitation by the Board of proxies to be voted at the Annual General Meeting (“AGM”) of SMX (Security Matters) Public Limited Company (the “Company”) which will be held at Ten Earlsfort Terrace, Dublin 2, D02 T380 on 27 November 2026 at 2p.m. Dublin time. You received this notice because you were a shareholder in the Company as of the close of business on the record date, being 27 October 2026.

What is the date, time and location of the Annual General Meeting?

We will hold the AGM at 2 pm (Dublin Time) on Friday, 27 November 2026 at the offices of Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, subject to any adjournments or postponements. For directions to the meeting, you may contact our Company Secretary, Bradwell Limited at Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

Should we determine that alternative arrangements may be advisable or required, such as changing the date, time or location of the meeting or holding the meeting by other means such as by remote electronic communication, we will announce our decision by press release and post additional information on the Investor Relations section of our website http://www.smx.tech. If you plan to attend the meeting in person, please check the Investor Relations section of our website prior to the meeting, as circumstances may change upon short notice.

Who is entitled to vote?

The Board has set Tuesday, 27 October 2026 as the record date for the AGM. All persons who were registered holders of the Company’s ordinary shares at the close of business on that date are shareholders of record for the purposes of the AGM and will be entitled to receive notice of, and to attend and vote at, the AGM. Beneficial owners who, at the close of business on the record date, held their shares in an account with a broker, bank or other holder of record generally cannot vote their shares directly and instead must instruct the record holder how to vote their shares.

As of the close of business on the record date, there were 2,513,608 ordinary shares outstanding (excluding treasury shares). Each shareholder of record is entitled to one vote per ordinary share on each matter submitted to a vote of shareholders. Your shares will be represented if you attend and vote at the AGM or if you submit a completed proxy by the voting deadlines set forth below.

How do I vote?

Registered shareholders (that is, shareholders who hold their shares directly with our transfer agent, Continental Stock Transfer & Trust Company) can vote in any of the following ways:

●	By Mail: You may mark, sign, date and return your proxy card in the enclosed postage-paid envelope. Proxies must be received by the deadline, which is 11 am (Dublin Time) on Friday, 27 November 2026.

●	Online: Go to www.cstproxyvote.com to vote your proxy online using the control number that you were provided with on your proxy card. You will need to follow the instructions on the website.

●	Phone: At the phone number provided on your proxy card.

●	Mobile Voting: On your Smartphone/Tablet, open the QR Reader and scan the image found on your proxy card. Once the voting site is displayed, enter your control number from the proxy card and vote your shares.

●	In Person: Attend the AGM in Dublin at 2 pm (Dublin Time) on Friday, 27 November 2026 or send a personal representative with an appropriate proxy vote at the meeting. Please contact our Company Secretary, Bradwell Limited, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland for additional information about sending a personal representative on your behalf. For information about how to attend the AGM, please see “What do I need to be admitted to the AGM?” below.

If I am a beneficial owner of shares held in street name, how do I vote?

If your shares are held beneficially in the name of a bank, broker or other holder of record (sometimes referred to as holding shares “in street name”), you will receive instructions from the holder of record that you must follow for your shares to be voted. If you wish to vote in person at the meeting, you must obtain a legal proxy from the bank, broker or other holder of record that holds your shares, and bring it, or other evidence of stock ownership, with you to the meeting.

What are the deadlines to submit my vote?

Proxy votes cast online, by telephone or by mobile voting must be received by 11:00 a.m. (Dublin Time) on Friday, 27 November 2026.

Proxy cards returned by mail must be received by 11:00 a.m. (Dublin Time) on Friday, 27 November 2026.

Can I revoke my proxy or change my vote after I have voted?

Yes. If you are a registered shareholder and previously voted, you may revoke your proxy or change your vote by:

1.	voting online, by telephone or by mobile voting at a later date, as set forth above before the closing of those voting facilities at 11:00 a.m. (Dublin Time) on Friday, 27 November 2026;

2.	attending the AGM in Dublin and submitting a new poll card during the meeting; or

3.	sending a written notice of revocation to our Company Secretary, Bradwell Limited, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, which must be received by 11 am (Dublin Time) on Friday, 27 November 2026.

If you are a beneficial owner of shares held in street name, you must contact the holder of record to revoke a previously authorised proxy.

What do I need to be admitted to the AGM?

For shareholders who plan to attend the AGM in person, please go to https://www.cstproxy.com/smx/2026. At the entrance to the AGM in Dublin, we will request to see valid photo identification, such as a driver’s license or passport. We will also need to determine if you owned ordinary shares on the record date by:

1.	asking to review evidence of your share ownership as of Tuesday, 27 October 2026, such as your brokerage statement. You must bring such evidence with you to be admitted to the meeting; or

2.	verifying your name and share ownership against our list of registered shareholders.

If you are acting as a proxy, we will need to review a valid written legal proxy signed by the registered owner of the ordinary shares granting you the required authority to attend the meeting and vote such shares.

What constitutes a quorum?

To establish a quorum at the AGM there must be at least two shareholders present in person or by proxy who have the right to attend and vote at the meeting. For purposes of determining a quorum, abstentions and broker “non-votes” are counted as present.

How are votes counted?

You may vote “FOR”, “AGAINST” or “ABSTAIN” with respect to each of the proposals presented. A vote “FOR” will be counted in favour of the proposal or director nominee and a vote “AGAINST” will be counted against each proposal or nominee. Except as described below, an “ABSTAIN” vote will not be counted “FOR” or “AGAINST” and will have no effect on the voting results for any of the proposals in this notice. Link Registrars Limited will monitor all votes and assist us in tabulating the votes.

What is a “broker non-vote” and how does it affect voting?

If you are a beneficial owner whose shares are held by a broker, bank or other nominee, we encourage you to follow the voting instructions provided by your nominee. If you do not provide voting instructions, under the stock exchange rules applicable to brokerage firms, your broker or other nominee may vote the shares it holds for your account at its discretion on “routine” proposals, but may not vote those shares on “non-routine” proposals. A broker non-vote occurs when a broker or other nominee submits a proxy for shares held on behalf of a beneficial or “street name” holder but does not vote on a particular proposal because it has not received voting instructions from the beneficial owner and does not have discretionary voting authority on that proposal. Shares represented by broker non-votes are counted as present for the purpose of determining whether a quorum is present at the AGM.

The “routine” proposals in this notice are Proposals 4 and 5, for which your broker has discretionary voting authority to vote your shares even if the broker does not receive voting instructions from you. Proposals 1, 2 and 6-18 are considered “non-routine” such that, if you are a beneficial owner whose shares are held of record by a broker and you do not provide voting instructions, a broker non-vote will occur and your shares will not be voted on these proposals. Proposal 3 is for receipt and consideration of the Company’s statutory financial statements and the related reports only and is not subject to a shareholder vote.

What is the vote required to approve each of the proposals discussed in the notice?

The chart below summarises the voting requirements and effects of broker non-votes and abstentions on the outcome of the vote for the proposals at the AGM.

Proposal	Required Approval	Broker Discretionary Voting Allowed	Broker Non-Votes	Abstentions
1. To re-elect Amir Bader for a three-year term	Majority of Votes Cast unless the election is contested, in which case the Director who receives the highest number of votes will be appointed	No	No effect	No effect
2. To re-elect Richard Gordon Hayes for a three-year term	Majority of Votes Cast unless the election is contested, in which case the Director who receives the highest number of votes will be appointed	No	No effect	No effect
3. To receive and consider the Company’s Financial Statements for the years ended 31 December 2023, 31 December 2024 and 31 December 2025 and the reports of the Directors and Auditors on those Financial Statements	N/A – for receipt and consideration only; no resolution	N/A	N/A	N/A
4. To acknowledge the re-appointment of the statutory auditor	Majority of Votes Cast (non-binding advisory proposal)	Yes	N/A	No effect
5. To authorise the Directors to fix the remuneration of the statutory auditor	Majority of Votes Cast	Yes	N/A	No effect
6. Approval to amend the authorised share capital and Articles of Association of the Company	75% of votes cast	No	N/A	No effect

7. Approval to amend the authorised share capital and Articles of Association of the Company	75% of votes cast	No	N/A	No effect
8. Approval to amend the authorised share capital and Articles of Association of the Company	75% of votes cast	No	N/A	No effect
9. Approval to amend the authorised share capital and Articles of Association of the Company	75% of votes cast	No	N/A	No effect
10. Approval to amend the authorised share capital and Articles of Association of the Company	75% of votes cast	No	N/A	No effect
11. Approval to amend the authorised share capital and Articles of Association of the Company	75% of votes cast	No	N/A	No effect
12. Approval to amend the authorised share capital and Articles of Association of the Company	75% of votes cast	No	N/A	No effect
13. Approval to amend the authorised share capital and Articles of Association of the Company	75% of votes cast	No	N/A	No effect
14. Approval to amend the authorised share capital and Articles of Association of the Company	75% of votes cast	No	N/A	No effect
15. Approval to amend the authorised share capital and Articles of Association of the Company	75% of votes cast	No	N/A	No effect
16. Approval to amend the authorised share capital and Articles of Association of the Company	75% of votes cast	No	N/A	No effect
17. Pre-approval to amend the authorised share capital and Articles of Association of the Company	75% of votes cast	No	N/A	No effect
18. Approval of authority of the board to reduce capital and create distributable reserves	75% of votes cast	No	N/A	No effect

Who will pay for the cost of this proxy solicitation?

The Company will bear the costs of soliciting proxies from the holders of our ordinary shares. Proxies may be solicited on our behalf by our directors, officers and other selected Company employees electronically or by other means of communication. Directors, officers and employees who help us in the solicitation will not be specially compensated for those services, but they may be reimbursed for their out-of-pocket expenses incurred in connection with the solicitation. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses incurred in sending the materials to beneficial owners.

ADDITIONAL INFORMATION

Availability of Materials

Important Notice Regarding the Availability of Materials for the 2026 Annual General Meeting of Shareholders to Be Held on 27 November 2026: The notice and our Annual Report for 2025, which includes our audited financial statements for the fiscal year ended 2025, are available free of charge at www.smx.tech.

About SMX (Security Matters) PLC

SMX (Security Matters) PLC integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The Company’s nearly 100 patents support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide all stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, the Company’s technologies help companies address ESG commitments and transition more successfully to a low-carbon economy.

SMX (Security Matters) PLC is organised under the laws of Ireland and maintains its registered office in Ireland at Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. You may contact our Investor Relations Group by e-mail at info@securitymattersltd.com.

Our website address is www.smx.tech. We use our website as a channel of distribution for Company information. We make available free of charge on the Investors section of our website (https://www.smx.tech/investors) our Annual Report on Form 20-F and our Reports on Form 6-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the US Securities and Exchange Commission (the “SEC”) pursuant to section 13(a) or 15(d) of the Securities Exchange Act 1934 (the “Exchange Act”). We also make available other reports filed with or furnished to the SEC under the Exchange Act through our website, as well as our Code of Ethics and the charters of each of the Board’s committees. You may request any of these materials and information in print free of charge by contacting our Investor Relations Group at SMX (Security Matters) PLC, Investor Relations, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. We do not intend for information contained on our website to be part of this notice. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC. Copies of materials the Company files with the SEC may be reviewed on and printed from the SEC website.

Forward-looking Statements

This notice contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. The Company has based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Some or all of the results anticipated by these forward-looking statements may not be achieved. Further information on the Company’s risk factors is contained in our filings with the SEC. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.